Terreno Realty Corporation

101 Montgomery Street, Suite 200

San Francisco, CA 94104

February 4, 2013

VIA EDGAR

Ms. Jennifer Monick, Senior Staff Accountant

Mr. Howard Efron, Staff Accountant

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-7010

Re:	Terreno Realty Corporation

Form 10-K for the fiscal year ended December 31, 2011

Filed February 22, 2012

File No. 1-34603

Dear Ms. Monick and Mr. Efron,

This letter is submitted in response to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Form 10-K for the year ended December 31, 2011 of Terreno Realty Corporation (the “Company”), as set forth in your letter (the “Comment Letter”) dated January 31, 2013 to Michael A. Coke, Chief Financial Officer of the Company.

For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment.

Form 10-K for the year ended December 31, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Property Acquisitions, pages 41 and 42

Comment No. 1

We note your response to comment three and your proposed disclosure. Please tell us in sufficient detail how you make the determination that renewal rent is sufficiently below a fair market rental rate at the time of renewal so that you would consider it a “bargain renewal option”. In your response, tell us whether or not you apply thresholds in order to make this determination.

Response to Comment No. 1

The Company considers any renewal options in determining the lease term in accordance with the definition included in ASC 840-10-20. The majority of the Company’s leases with renewal and extension options contractually reset to fair market value at the end of the lease term. To the extent that a lease does include a tenant option to renew or extend the duration of the lease at a fixed or determinable rental rate, the Company evaluates whether or not that option represents a bargain renewal option by analyzing if there is reasonable assurance at the acquisition date that the tenant will exercise the option. The Company does not apply a specific dollar or percentage threshold to make our determination, but rather analyzes each lease separately using a number of subjective factors including whether the renewal option is economically compelling to the tenant, the length of the lease in place, performance of the tenant, the extent of the tenant’s capital investment in the building, the overall economic climate and any other known facts or circumstances surrounding the tenant’s business operations.

* * *

As requested in the Comment Letter, the Company hereby acknowledges that:

(1)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(2)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(3)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions concerning these responses, please contact the undersigned at (415) 655-4582 or Jaime J. Cannon, Senior Vice President at (415) 655-4593.

Sincerely,

/s/ Michael A. Coke

Michael A. Coke
President and Chief Financial Officer
Terreno Realty Corporation

cc:	Jaime J. Cannon

Senior Vice President

Scott Chase, Esq.

Goodwin Procter LLP

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